UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 000-6920
Applied Materials, Inc. Employee Savings and Retirement Plan
(Full title of the plan)
APPLIED MATERIALS, INC.
3050 Bowers Avenue, P.O. Box 58039
Santa Clara, California 95052-8039
(Name of issuer of the securities held pursuant to the plan and the address of the issuer’s and plan’s principal executive office)

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrative Committee of the
Applied Materials, Inc. Employee Savings and Retirement Plan
Santa Clara, California
We have audited the accompanying statements of net assets available for benefits of the Applied Materials, Inc. Employee Savings and Retirement Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and of delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
ARMANINO McKENNA LLP
San Ramon, California
June 24, 2011

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2010	2009
	(In thousands)
ASSETS
Investments, at fair value	$1,231,767	$1,126,803

Assets held for investment purposes	1,231,767	1,126,803

Receivables:
Notes receivable from participants	13,520	13,657
Employer contribution receivable	1,155	852

Total receivables	14,675	14,509

Total assets	1,246,442	1,141,312

LIABILITIES
Expenses payable	(316)	(261)

Total liabilities	(316)	(261)

Net assets available for benefits, at fair value	1,246,126	1,141,051
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,687)	(2,362)

Net assets available for benefits	$1,241,439	$1,138,689

See Accompanying Notes to Financial Statements.

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended
	December 31,
	2010	2009
	(In thousands)
Additions to net assets attributed to:
Investment and other income:
Net realized and unrealized appreciation of investments	$99,399	$236,508
Dividends and interest	19,566	19,394

Total investment and other income	118,965	255,902

Contributions:
Participant	55,072	54,717
Employer	24,574	23,442

Total contributions	79,646	78,159

Transfers in from outside plans	—	198

Deductions from net assets attributed to withdrawals, distributions and expenses	(95,861)	(97,943)

Net increase in net assets available for benefits	102,750	236,316

Net assets available for benefits:
Beginning of year	1,138,689	902,373

End of year	$1,241,439	$1,138,689

See Accompanying Notes to Financial Statements.

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
Note 1 — Significant accounting policies
General
The following description of the Applied Materials, Inc. (Applied) Employee Savings and Retirement Plan (the Plan) provides only general information. Participants seeking more detailed information about the Plan should refer to the Plan document and the Summary Plan Description/Prospectus for the Plan.
The Plan is a defined contribution plan that Applied established in 1981 to provide benefits to eligible employees, as provided in the Plan document. The Plan covers all eligible United States and expatriate employees of Applied and its participating affiliates. Eligible employees may enroll in the Plan after receipt of their first paycheck.
The Plan is intended to qualify as a profit-sharing plan as described in Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code. In addition, the Applied Materials, Inc. Common Stock Fund under the Plan (the Stock Fund) is intended to constitute an employee stock ownership plan as described in Section 4975(e)(7) of the Code. The Plan also is intended to comply with the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Plan administration
Under ERISA, Applied is the designated administrator of the Plan. An administrative committee (the 401(k) Committee) manages the day-to-day operations and administration of the Plan on behalf of Applied. The 401(k) Committee members consist of certain Applied employees who do not report directly to Applied’s Chief Executive Officer, as specified in the Plan. Applied has contracted with Fidelity Institutional Retirement Services Company (Fidelity) to maintain the Plan’s individual participant accounts and provide certain other recordkeeping and administrative services, and with Fidelity Management Trust Company (Fidelity Trust) to act as the Plan’s custodian and trustee. Applied currently pays a portion of the expenses incurred in the administration of the Plan. Other expenses associated with the administration of the Plan are charged against the Plan and paid from Plan assets. Loan fees are paid by Plan participants who elect to receive a Plan loan. Withdrawal fees are paid by Plan participants who elect to receive certain types of withdrawals.
Brokerage commission fees associated with transactions in the Stock Fund are paid by Plan participants who transact in the Stock Fund. Total administrative expenses paid directly from Plan assets amounted to $120 thousand and $491 thousand in 2010 and 2009, respectively. These fees are insignificant to these financial statements, and are therefore reported as withdrawals. Other brokerage commissions and other charges incurred in connection with investment transactions under the Plan are paid from Plan assets and are included as a reduction in investment income.
Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Basis of accounting
The financial statements of the Plan are prepared using the accrual method of accounting. Participant contributions and Applied matching contributions are recorded in the period during which Applied withholds payroll deductions from participants’ earnings. Benefits are recorded when paid.
Plan year
The Plan year is the twelve-consecutive month period beginning each January 1 and ending December 31.

Investments
Plan assets are held in trust by Fidelity Trust and are invested in the investment options available under the Plan based solely upon instructions received from Plan participants or as provided in the Plan document. Except as described below, the Plan’s investments are valued at fair value, as measured by quoted market prices, as of the last business day of the Plan year. Purchases and sales of securities are recorded on a trade-date basis and dividends are recorded on the ex-dividend date.
The BNY Mellon Stable Value Fund (the Stable Value Fund) is a separate account that holds investments in synthetic guaranteed investment contracts (GICs). The investments in synthetic GICs are presented at fair value.
In determining the net assets available for benefits, synthetic GICs are recorded at their contract values, which are equal to principal balance plus accrued interest. An investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers.
Certain employer initiated events (e.g., layoffs, bankruptcy, plant closings, plan termination, mergers, early retirement incentives, employer communications designed to induce participants to transfer from the Stable Value Fund, competing fund transfer or violation of equity wash or equivalent rules in place and changes of qualification status of the employer or the Plan) are not eligible for book value disbursements even from fully benefit-responsive contracts. These events may cause liquidation of all or a portion of a synthetic GIC at a market value adjustment. If the likelihood of such a non-book value withdrawal event is imminent, it may be necessary to consider revaluation of those particular synthetic GICs. In general, synthetic GIC issuers may terminate the contract and settle at other than contract value if the qualification status of the employer or the Plan changes, or there is a breach of material obligations under the contract or misrepresentation of the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.
The Stable Value Fund held fixed maturity, variable and constant duration synthetic GICs at December 31, 2010 and 2009. Generally, fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the Plan and a benefit-responsive, book value wrap contract. The wrap contract provides book value accounting for the asset and assures that book value, benefit-responsive payments will be made for participant-directed withdrawals. The credit rating for the wrap contract is set at the beginning of the wrap contract period and typically resets every quarter. Generally, fixed maturity synthetic GICs are held to maturity. The initial credit rating is established based on market interest rates at the time the initial asset is purchased. Fair values of fixed maturity synthetic GICs are calculated using the sum of all assets’ market values provided by a third party vendor engaged by the Stable Value Fund manager.
Variable synthetic GICs consist of an asset or collection of assets that are managed by a bank or insurance company and are held in a bankruptcy-remote vehicle for the benefit of the Plan. The contract is benefit-responsive and provides next-day liquidity at book value. The credit rating resets quarterly based on current market index rates and an investment spread. The investment spread is established at the time of issuance and is guaranteed by the issuer for the life of the contract. Fair values for variable synthetic GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable swap rates.
Constant duration synthetic GICs consist of a portfolio of securities owned by the Plan and a benefit-responsive, book value wrap contract. The wrap contract amortizes gains and losses of the underlying securities over the contract duration, and assures that book value, benefit-responsive payments are made for participant-directed withdrawals. The credit rating on a constant duration synthetic GIC resets every quarter based on the book value of the contract and the market value of the underlying securities over the duration of the contract and therefore will be affected by movements in interest rates and changes in the market value of the underlying securities. The initial credit rating is established based on market interest rates at the time the underlying portfolio of securities is put together. Fair values for constant duration synthetic GICs are calculated using market values provided by external investment managers.
In the absence of an actively traded market, discounted cash flows are used to estimate synthetic GICs fair value.

The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
Effective January 2009, the Standish Mellon Stable Value Fund was renamed the BNY Mellon Stable Value Fund.
Effective December 2009, the Plan’s designated default investment option (the Default Fund) changed from the T. Rowe Price Personal Strategy Balanced Fund to the designated Vanguard Target Retirement Fund — Investor Shares that has a target retirement date closest to the year in which the applicable participant might retire, based on the participant’s date of birth and assuming a retirement age of 65. In addition, the T. Rowe Price Personal Strategy Income, Balanced and Growth Funds were removed as investment options under the Plan and replaced with the Vanguard Target Retirement Funds — Investor Shares.
Effective January 2010, the Spartan U.S. Equity Index Fund was renamed the Spartan 500 Index Fund.
Effective July 2010, the American Funds EuroPacific Growth Fund — Class R6 was added as an investment option, the Core Plus Bond Fund was replaced with the Pyramis Core Plus Commingled Pool - Class G and the Fidelity Equity — Income Fund and the Fidelity Contrafund were replaced with the Fidelity Equity-Income Fund — Class K and the Fidelity Contrafund — Class K, respectively, under the Plan.
Notes receivable from participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the Plan’s terms.
Income taxes
The Plan is intended to qualify for favorable federal and state income tax treatment accorded to plans that qualify under Section 401(a) of the Code, and therefore is intended to be exempt from federal income and state franchise taxes. The Plan has been amended subsequent to receipt of its most recent Internal Revenue Service favorable determination letter dated April 11, 2008 to bring it into compliance with applicable law and to make other desired changes. The 401(k) Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon an examination by the Internal Revenue Service. No uncertain positions have been identified that would require the recognition of a tax liability (or asset) or disclosure in the financial statements as of December 31, 2010 and 2009. The Plan is subject to routine audits by applicable taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for 2006 and prior years.
Risks and uncertainties
The Plan provides participants with investment options consisting of various mutual funds, a common/collective trust, separate accounts and the Stock Fund (which invests solely in shares of Applied common stock (Shares)). The mutual funds, common/collective trust and separate accounts offered under the Plan invest in stocks, bonds and other investment securities. Shares and other investment securities are exposed to risks, such as those associated with interest rates, market conditions and credit worthiness of the securities’ issuers. These risks could materially affect participants’ Plan account balances and the amounts reported in these financial statements.
Recent accounting pronouncements
In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, which expanded the required disclosures about fair value measurements. In particular, this guidance requires information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for level 3 fair value measurements. This guidance is effective for annual reporting periods beginning after December 15, 2010. Applied is currently evaluating the impact that this guidance will have on the Plan’s financial statement disclosures.

In September 2010, the FASB issued ASU 2010-25, which provides guidance on how Plan loans to participants should be classified and measured by defined contribution pension plans. Prior to ASU 2010-25, participant loans were classified as investments and measured at fair value. The amendments in ASU 2010-25 require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments are effective for annual reporting periods ending after December 15, 2010 and require retrospective application to all periods presented. The Plan administrator adopted ASU 2010-25 for the year ended December 31, 2010 and has restated the Plan’s financial statements for 2009 to reflect the retrospective application. There was no impact to the Plan’s net assets available for benefits as of December 31, 2010 and 2009 as a result of the adoption.
Note 2 — Fair value measurements
The fair value measurements standard establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under the standard are described below:
Level 1 —	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 —	Inputs to the valuation methodology include:
•	Quoted market prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 —	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for fair value measurements of the Plan’s investments. There have been no changes in the methodologies used at December 31, 2010 and 2009.
Mutual funds are public investment vehicles, which are valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is a quoted price in an active market and is based on the value of the underlying net assets owned by the fund divided by the number of shares outstanding.
Applied common stock, corporate bonds and U.S. government securities are valued at the closing price reported on the active market on which the individual securities are traded.
The unitized common stock fund is a separately managed fund, which is valued using the NAV provided by the administrator of the fund. The NAV is a quoted price in an active market and is based on the value of the underlying net assets owned by the fund divided by the number of shares outstanding.

The common/collective trust (CCT) is valued using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. CCTs are not available in an exchange and active market, however, the fair value is determined based on the underlying investments as traded in an exchange and active market.
The Stable Value Fund primarily holds investments in GICs. GICs are fair valued by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.
The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan administrator believes the valuation methodologies used are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
There were no transfers between the three fair value hierarchies during the years ended December 31, 2010 and December 31, 2009.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at estimated fair value as of December 31, 2010 and 2009:

	Assets at fair value as of December 31, 2010
		(In thousands)
	Level 1	Level 2	Level 3	Total
Mutual funds:
Fixed income fund	$1,584	$—	$—	$1,584
Growth funds	314,778	—	—	314,778
Value funds	59,997	—	—	59,997
Blend funds	181,484	—	—	181,484
Target date funds	98,862	—	—	98,862

Total mutual funds	656,705	—	—	656,705

Applied common stock	301,015	—	—	301,015
Stable value — fixed fund	—	166,957	—	166,957
Common/collective trust - bond fund	—	54,441	—	54,441
Unitized stock — blend fund	—	52,649	—	52,649

Total assets at estimated fair value	$957,720	$274,047	$—	$1,231,767

	Assets at fair value as of December 31, 2009
		(In thousands)
	Level 1	Level 2	Level 3	Total
Mutual funds:
Fixed income fund	$132	$—	$—	$132
Growth funds	278,245	—	—	278,245
Value funds	53,128	—	—	53,128
Blend funds	145,857	—	—	145,857
Target date funds	67,121	—	—	67,121

Total mutual funds	544,483	—	—	544,483

Applied common stock	332,297	—	—	332,297
Stable value — fixed fund	—	159,013	—	159,013
Common/collective trust - bond fund	—	48,715	—	48,715
Unitized stock — blend fund	—	42,295	—	42,295

Total assets at estimated fair value	$876,780	$250,023	$—	$1,126,803

Note 3 — Participation and benefits
Participant contributions
The Plan allows eligible participants to elect to have Applied withhold up to 50% of their eligible pre-tax compensation for their contribution to the Plan, subject to a dollar limit established by the Code. The Plan also allows eligible participants who are age 50 or older during the Plan year to make catch-up contributions up to 50% of their eligible pre-tax compensation, subject to a dollar limit established by the Code. For participants who elect to contribute a portion of their compensation to the Plan, their taxable compensation is reduced by the amount contributed.
Participants are also allowed to make rollover contributions of eligible amounts received from other tax-qualified employer-sponsored retirement plans or conduit individual retirement accounts.
Applied’s matching contributions
Participants in the Plan become eligible to receive Applied’s matching contributions immediately upon enrolling in the Plan and electing to make salary deferral contributions to the Plan.
Applied currently matches 100% of participant salary deferral contributions up to the first 3% of eligible pre-tax compensation contributed each payroll period and then 50% of every dollar between 4% and 6% of eligible pre-tax compensation contributed each payroll period. Applied does not make matching contributions on any catch-up contributions made by participants. Applied may change the matching contribution rate at any time, subject to the limits of the Plan and the Code.
Applied’s matching contributions (if any) are made in the form of cash.
Participant accounts
Each participant’s account is credited with the participant’s contributions, his or her portion of Applied’s matching contributions (if any) and any investment earnings or losses thereon.
Investment direction
The Plan allows participants to direct the investment of their Plan account balances in any of the investment options available under the Plan.
Effective December 2009, however, participants may invest no more than 20% of their future contributions in the Stock Fund and may make an exchange into the Stock Fund only to the extent it does not result in more than 20% of their total Plan account balances being invested in the Stock Fund (determined at the time of the exchange).
If a participant fails to choose an investment option for the contributions to his or her Plan account, such funds automatically are invested in the Default Fund until he or she selects a different investment option available under the Plan. In the case of any future cash dividends that are payable with respect to Shares held in the Stock Fund, however, if a participant has not made an affirmative election to either have the dividends reinvested in the Stock Fund or paid directly to him or her in cash before the dividend payment date, then the dividends automatically are reinvested in the Stock Fund.
Participants may change their investment elections under the Plan generally at any time, in accordance with the procedures established by the 401(k) Committee and Fidelity Trust.

Payment of benefits
Upon a Plan participant’s termination of employment with Applied and all of its affiliates, the participant (or his or her beneficiary) may elect to receive a lump-sum cash distribution of his or her vested account balance. The terminated participant (or beneficiary) may also elect to receive whole shares for any portion of his or her vested account balance that is invested in the Stock Fund.
In accordance with applicable law and the Plan’s terms, a distribution of a Plan participant’s vested account balance must be made or commenced no later than the April 1 immediately following the calendar year in which he or she attains age 70.5 or terminates employment with Applied and all of its affiliates, whichever is later. A participant’s beneficiary must receive a distribution of the participant’s entire vested account balance no later than the December 31 of the year that includes the fifth anniversary of the date of the participant’s death.
Notwithstanding the foregoing, if a terminated participant’s (or beneficiary’s) vested account balance is equal to or less than $1 thousand, a lump-sum payment of the vested account balance automatically will be distributed.
In accordance with the Plan’s terms, a participant may receive an in-service withdrawal from certain portions of his or her vested account balance upon financial hardship (as defined in the Plan) or attainment of age 59.5. A participant who receives a financial hardship withdrawal will be: (1) suspended from active participation in the Plan and in Applied’s 2005 Executive Deferred Compensation Plan, if eligible, and (2) prohibited from exercising any option for Shares granted under an Applied-sponsored plan or participating in Applied’s Employees’ Stock Purchase Plan, for a period of at least six months following the withdrawal.
Notes receivable from participants
The Plan allows active participants to borrow from their salary deferral and rollover account balances up to the lesser of the following: (1) $50 thousand, less their highest outstanding loan balance during the previous 12 months, (2) 100% of their salary deferral and rollover accounts, or (3) 50% of their vested account balances (including the vested portion of Applied’s matching contributions). Loans are secured by the participants’ vested balances, bear interest at prime plus one percent at the time of the borrowing and generally must be repaid to the Plan from bi-weekly payroll deductions over the loan term, which normally will be a minimum of one year and a maximum of five years. Loans are generally payable in full upon a participant’s termination of employment from Applied and all of its affiliates, or the occurrence of certain other events. Specific loan terms and conditions are established by the 401(k) Committee. Outstanding loans at December 31, 2010 carry interest rates ranging from 4.25% to 10.50% maturing through 2018.
Vesting
Participants are 100% vested in their salary deferral, catch-up and/or any rollover contributions under the Plan, and any related earnings thereon.
Participants who are employed by Applied or any of its affiliates on or after January 1, 2010 are 100% vested in their Applied matching contribution account balances. Participants who terminated employment with Applied and its affiliates before January 1, 2010 and had two years of credited service as defined by the Plan became vested 20% each year in Applied’s matching contributions (if any) allocated to their accounts, and became fully vested after six years of credited service. Former employees of certain acquired companies have different vesting schedules according to the original vesting schedules under their former employer’s plan.
Affected participants who are not already fully vested in their Plan account balances will become fully vested upon any termination of the Plan.
If a participant terminates his or her employment with Applied and its affiliates prior to becoming fully vested, the unvested portion of his or her matching contribution account balance generally was forfeited. Forfeitures can be used to offset Applied’s matching contributions, reinstate any previously forfeited matching contribution balances, and reinstate any closed account balances under the Plan. Forfeitures used to offset Applied’s matching contributions in 2010 and 2009 were $490 thousand and $604 thousand, respectively. Forfeitures in the amount of $220 thousand and $330 thousand have been recorded as a reduction of employer contributions receivable in the Statements of Net Assets Available for Benefits at December 31, 2010 and 2009, respectively.

Note 4 — Party-in-interest and related party transactions
As allowed by the Plan, participants may elect to invest their Plan account balances in the Stock Fund. The Stock Fund invests solely in Shares. Aggregate investment in Shares at December 31, 2010 and 2009 was as follows:

	Number of shares	Fair value
		(In thousands)
2010	21,405,058	$301,015
2009	23,812,450	$332,297
Certain Plan investments are managed by Fidelity Trust, the custodian and trustee of the Plan, or its affiliates. Any purchases and sales of these funds are performed in the open market. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.
Note 5 — Investments
The following table presents the fair values of investments and investment funds that represent five percent or more of the Plan’s net assets at December 31:

	2010	2009
	(In thousands)
Applied Materials, Inc. Common Stock Fund	$301,015	$332,297
BNY Mellon Stable Value Fund	166,957	159,013
Fidelity Contrafund	—	111,967
Fidelity Contrafund — Class K	130,234	—
T. Rowe Price Growth Stock Fund	86,440	73,772
Vanguard Mid-Cap Index Fund — Institutional Shares	86,274	66,586
Morgan Stanley Institutional Fund, Inc. — International Equity Portfolio — Class I	85,512	85,825
Other funds individually representing less than 5% of net assets	375,335	297,343

	$1,231,767	$1,126,803

The Stable Value Fund includes synthetic GICs that are benefit-responsive and are carried at fair value totaling $167 million at December 31, 2010. There are no reserves against these synthetic GICs for credit risk of the contract issuer. Certain of the synthetic GICs contain limitations on contract value guarantees for liquidation other than to pay benefits. The average yield earned by the entire Stable Value Fund was 3.21% and 3.71% for the years ended December 31, 2010 and 2009, respectively. The average crediting interest rate to the participants for the entire Stable Value Fund was 3.45% and 3.83% as of December 31, 2010 and 2009, respectively. The Plan administrator’s investment guidelines require that no more than 40% is invested with any one synthetic wrap provider. The Plan administrator’s investment guidelines also require the underlying investments within the synthetic GIC s to have an average rating of AA- or better.

The Plan’s investments, including gains and losses on investments bought, sold and held during the year, appreciated in value as follows for the years ended December 31:

	2010	2009
	(In thousands)
Mutual funds	$83,774	$122,259
Unitized stock — blend fund	11,035	10,039
Applied Materials, Inc. common stock	48	96,673
Common/collective trust	4,542	7,537

Total net appreciation	$99,399	$236,508

Note 6 — Non-participant directed investments
As discussed in Note 3, the Plan allows participants (or their beneficiaries) to direct the investment of their account balances in any of the available investment options under the Plan. If a participant fails to choose an investment option for the contributions to his or her Plan account, such funds automatically are invested in the Default Fund until he or she selects a different investment option available under the Plan. In the case of any future cash dividends that are payable with respect to Shares held in the Stock Fund, however, if a participant (or beneficiary) fails to make an affirmative dividend election before the dividend payment date, the dividends automatically are reinvested in the Stock Fund.
Note 7 — Plan termination or modification
Applied currently intends to continue the Plan indefinitely for the benefit of its participants and their beneficiaries; however, it reserves the right to terminate or modify the Plan at any time and for any reason, subject to the provisions of ERISA. As noted earlier, in the event the Plan is terminated affected participants who are not already fully vested in their accounts will become fully vested.
Note 8 — Acquisitions and transfers
On May 1, 2009, the outstanding account balances remaining under the Metron Technology Corporation 401(k) Retirement Plan (the Metron Plan), a 401(k) plan that had been sponsored by Metron Technology Corporation and terminated in connection with Applied’s acquisition of Metron Technology N.V. in December 2004, were transferred to this Plan in a plan-to-plan transfer. As a result, Metron Plan assets of $198 thousand were transferred into the Plan at that time.
Note 9 — Reconciliation of financial statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to Form 5500:

	2010	2009
	(In thousands)
Net assets available for benefits per the financial statements	$1,241,439	$1,138,689
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts	4,687	2,362

Net assets available for benefits per Form 5500	$1,246,126	$1,141,051

The following is a reconciliation of total investment income per the financial statements for the year end December 31, 2010 to total income Form 5500:

2010
(In thousands)
Total investment and other income per the financial statements	$118,965
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts	2,325

Total income per Form 5500	$121,290

Note 10 — Subsequent events
Effective January 1, 2011, employees who are hired or rehired as eligible employees or are transferred to eligible employee status will automatically be enrolled in the Plan at a 6% salary deferral contribution rate, effective as soon as administratively practicable after the end of the 60-day period following the date of their hire/rehire or transfer to eligible employee status, unless they elect otherwise within that 60-day period in accordance with the Plan’s procedures. Any forfeitures under the Plan also may be used to pay for Plan administrative expenses.
Effective April 21, 2011, the Vanguard Explorer Fund — Admiral Shares was removed from the Plan as an investment option and replaced with the Eagle Small Cap Growth Fund — Class I.

APPLIED MATERIALS, INC. EIN: 94-1655526
EMPLOYEE SAVINGS AND RETIREMENT PLAN (PLAN #333)
SUPPLEMENTAL SCHEDULE
SCHEDULE H, PART IV, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2010

Totals that constitute nonexempt prohibited transactions
	Participant			Contributions	Total fully
	contributions		Contributions	pending	corrected under
	transferred late	Contributions	corrected	correction	VFCP and PTE
	to Plan	not corrected	outside VFCP	in VFCP	2002-51
	(In thousands)	(In thousands)
*	$10	—	$10	—	—

*	Delinquent participant loan repayments included

APPLIED MATERIALS, INC. EIN: 94-1655526
EMPLOYEE SAVINGS AND RETIREMENT PLAN (PLAN #333)
SUPPLEMENTAL SCHEDULE
SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

		(c)
	(b)	Description of investment including maturity date,	(e)
	Identity of issuer, borrower,	rate of interest, collateral, par or maturity value	Current
(a)	lessor or similar party	(1)	value
			(In thousands)
*	Fidelity Equity-Income Fund — Class K	1,356,168 shares	$59,997
*	Fidelity Contrafund — Class K	1,923,699 shares	130,234
*	Spartan 500 Index Fund	914,112 shares	40,660
	Morgan Stanley Institutional Fund, Inc. — International Equity Portfolio — Class I	6,283,043 shares	85,512
	T. Rowe Price Growth Stock Fund	2,688,640 shares	86,440
	American Funds EuroPacific Growth Fund — Class R6	84,212 shares	3,484
	Vanguard Explorer Fund — Admiral Shares	134,252 shares	9,106
	Vanguard Mid-Cap Index Fund — Institutional Shares	4,237,424 shares	86,274
	Vanguard Small-Cap Index Fund — Institutional Shares	1,568,900 shares	54,551
	Vanguard Target Retirement 2005 Fund	126,702 shares	1,486
	Vanguard Target Retirement 2010 Fund	123,794 shares	2,762
	Vanguard Target Retirement 2015 Fund	619,492 shares	7,694
	Vanguard Target Retirement 2020 Fund	626,206 shares	13,839
	Vanguard Target Retirement 2025 Fund	1,742,938 shares	21,996
	Vanguard Target Retirement 2030 Fund	1,015,057 shares	22,007
	Vanguard Target Retirement 2035 Fund	1,238,189 shares	16,208
	Vanguard Target Retirement 2040 Fund	386,620 shares	8,313
	Vanguard Target Retirement 2045 Fund	260,086 shares	3,511
	Vanguard Target Retirement 2050 Fund	48,932 shares	1,047
	Vanguard Target Retirement Income Fund	140,425 shares	1,584

		Total Mutual Funds	656,705

*	Applied Materials, Inc. Common Stock Fund	21,405,058 shares	301,015
	BNY Mellon Stable Value Fund	Various Products	166,957
*	Pyramis Core Plus Commingled Pool — Class G	3,678,439 shares	54,441
	Lord Abbett Small Cap Value Account	Various Products	52,649
*	Participant loans	Interest at 4.25% to 10.50%, maturing through 2018	13,520

		Total	$1,245,287

(1)	Column (d), cost information, is not provided as all investments are participant or beneficiary directed (including negative elections authorized under the Plan’s terms).

*	Indicates party-in-interest to the Plan.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

APPLIED MATERIALS, INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN
Date: June 24, 2011	By	/s/ Ron Miller

Ron Miller
Corporate Vice President, Global Rewards

Exhibit Index

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm